

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2021

Thomas Kim
Chief Executive Officer
Enfusion, Inc.
125 South Clark Street, Suite 750
Chicago, IL 60603

   Re: Enfusion, Inc.
     Registration Statement on Form S-1
     Filed September 17, 2021
     File No. 333-259635

Dear Mr. Kim:

  We have reviewed your registration statement and have the following comment.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 filed September 17, 2021

Use of Proceeds, page 54

1. You revised to disclose that a portion of the proceeds of this offering will result in Enfusion Ltd. LLC repaying outstanding indebtedness under your credit facility. Please revise to provide disclosure responsive to Instruction 4 to Item 504 of Regulation S-K, including the interest rate and maturity date of such indebtedness.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gregg L. Katz, Esq.